Exhibit 99.1

Alpha Tau Announces Full Year 2024Financial Results and Provides Corporate Update

- Interim results from three trials exploring the use of Alpha DaRT® in treating pancreatic cancer showing high disease control rate, impressive overall survival in sub-group analyses, and positive safety profile -

- Systemic ORR and complete response rates meaningfully higher thus far than historical Keytruda® monotherapy data in interim read out of a combination trial of Alpha DaRT and Keytruda in treating recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC) -

- Interim data from pancreatic cancer trials presented at the prestigious 2025 ASCO GI Symposium -

- FDA approval of Investigational Device Exemption (IDE) and IDE supplement to conduct a U.S. pilot study of Alpha DaRT together with first-line chemotherapy in patients with newly diagnosed locally advanced or metastatic pancreatic cancer -

- Alpha DaRT accepted into the prestigious Total Product Life Cycle Advisory Program (TAP) of the FDA, to accelerate market access to the Alpha DaRT for patients with recurrent glioblastoma multiforme (GBM) -

- Cash, cash equivalents & deposits balance of $62.9 million, with runway of at least two years -

JERUSALEM, March 12, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported full year 2024 financial results and provided a corporate update.

“Alpha Tau has been incredibly busy and very successful throughout 2024. With fantastic clinical results observed across a number of difficult cancers, we are now able to demonstrate the broader Alpha Tau vision of expanding our focus on treating internal organ tumors of high unmet need, as well as helping metastatic patients by harnessing the potential systemic immune benefits of Alpha DaRT”, said Alpha Tau Chief Executive Officer Uzi Sofer. “FDA approval of our forthcoming U.S. trials in patients with newly diagnosed pancreatic cancer and our investigator-initiated trial in immunocompromised patients with recurrent cSCC, not only aligns with our broader vision but also reflects continued progress in our regulatory pathway to approval for Alpha DaRT. In parallel, we remain focused on expanding our operational capabilities, with our Hudson, NH facility expected to complete its first phase of construction in the coming months and come online for production of Alpha DaRT later in 2025.”

Recent Corporate Highlights:

●	In January, Alpha Tau hosted a virtual R&D Update Day to present interim results from multiple trials as well as more information regarding the expected regulatory path forward in internal organs. Principal investigators presented data showing high disease control rate and strong interim safety results observed across three trials exploring the use of Alpha DaRT in pancreatic cancer patients. Principal investigators also reported strong interim results in median survival of patients treated with Alpha DaRT after prior therapy as compared to previously published studies of alternative monotherapies, across all analyzed subgroups.

●	At the R&D Update Day, positive interim results were also reported for the first eight patients recruited in a combination trial of Alpha DaRT with pembrolizumab (Keytruda), a checkpoint inhibitor, in treating patients with recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC). A reported systemic objective response rate of 75% and complete response rate of 37.5% were observed, compared to historical benchmarks of 19% and 5%, respectively, for pembrolizumab on its own in the KEYNOTE-048 trial.

●	Approvals for two forthcoming clinical trials exploring the use of Alpha DaRT in treating pancreatic cancer were also announced during the R&D Update Day:

o	Investigational Device Exemption (IDE) received from the FDA to conduct a U.S. pilot study of Alpha DaRT together with first-line chemotherapy in patients with newly diagnosed pancreatic cancer, the first step toward regulatory approval in the U.S. The trial was initially approved for 12 patients with metastatic cancer, but was then expanded to 30 patients in two cohorts of 15 patients each, one cohort of patients with newly diagnosed locally advanced cancer and the other of patients with newly diagnosed metastatic cancer.

o	Approval from France’s Ministry of Health to commence a French multicenter clinical trial of Alpha DaRT alongside capecitabine for patients with locally advanced pancreatic cancer, as well as a second study at a single center in France examining the use of Alpha DaRT delivered via Fine Needle System, or FNS, in the treatment of locally advanced pancreatic cancer.

●	In January, researchers from Hadassah Medical Center presented a poster entitled “Interim analysis of feasibility, safety, and tumor control in two first-in-human trials of a novel alpha-emitting radionuclide for pancreatic adenocarcinoma” at the prestigious 2025 ASCO GI Symposium, with interim data demonstrating 100% disease control rate and a strong safety profile. They also reported on a patient with pancreatic adenocarcinoma with metastases in the liver, who was seeing inadequate response from second-line chemotherapy but then saw full resolution of all tumors on PET scan after adding in Alpha DaRT treatment.

●	In December, Alpha Tau announced the appointment of Maya Netser to its Board of Directors, bringing a wealth of experience and a keen understanding of the industry from her many years of corporate leadership and advisory, following the completion of Meir Jakobsohn’s term as a director.

Upcoming Milestones:

●	Targeting first patient treated in Israel for brain cancer in H1 2025.

●	Anticipating response from Japan’s PMDA in Q3 2025 to application for pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer.

●	Targeting first patient enrolled in pancreatic cancer pilot study in the U.S. in Q2 2025.

●	Seeking FDA IDE approval in Q2 2025 to conduct early feasibility study in recurrent glioblastoma multiforme (GBM) patients.

●	Targeting completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in Q3 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

Financial results for year ended December 31, 2024

R&D expenses for the year ended December 31, 2024 were $27.0 million, compared to $26.4 million for the same period in 2023, due to increased employee compensation and benefits, including share-based compensation, increased costs of raw materials, reduced government grants, and increased travel expenses related to our U.S. multi-center pivotal trial, offset by lower third-party contractor expenses.

Marketing expenses for the year ended December 31, 2024 were $2.3 million, compared to $1.9 million for the same period in 2023, due to increased marketing activities and travel abroad.

G&A expenses for the year ended December 31, 2024 were $6.7 million, compared to $7.3 million for the same period in 2023, primarily due to decreased professional fees (including D&O insurance and legal expenses), offset by increased travel expenses and increased employee compensation and benefits, including share-based compensation.

Financial income, net, for the year ended December 31, 2024 was $4.3 million, compared to $6.5 million for the same period in 2023, due to a decrease in income from revaluation of warrants and in interest from bank deposits and an increase in interest on long-term loan, offset by changes in foreign exchange rates .

For the year ended December 31, 2024, the Company had a net loss of $31.8 million, or $0.45 per share, compared to a net loss of $29.2 million, or $0.42 per share, in the year ending December 31, 2023.

Balance Sheet Highlights

As of December 31, 2024, the Company had cash and cash equivalents, short-term deposits and restricted deposits in the amount of $62.9 million, compared to $84.9 million at December 31, 2023. The Company expects that this cash balance will be sufficient to fund anticipated operations for at least two years.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,657	$13,724
Short-term deposits	69,131	45,876
Restricted deposits	3,152	3,255
Prepaid expenses and other receivables	816	1,374

Total current assets	85,756	64,229

LONG-TERM ASSETS:
Long term prepaid expenses	471	432
Property and equipment, net	12,798	13,934
Operating lease right-of-use assets	8,363	7,609

Total long-term assets	21,632	21,975

Total assets	$107,388	$86,204

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,566	$3,531
Other payables and accrued expenses	3,474	4,133
Current maturities of operating lease liabilities	1,062	1,011

Total current liabilities	7,102	8,675

LONG-TERM LIABILITIES:
Long-term loan	5,610	5,561
Warrants liability	3,597	3,338
Operating lease liabilities	6,604	5,964

Total long-term liabilities	15,811	14,863

Total liabilities	22,913	23,538

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2023 and 2024; Issued and outstanding: 69,670,612 and 70,380,570 shares as of December 31, 2023 and 2024, respectively	-	-
Additional paid-in capital	200,234	210,175
Accumulated deficit	(115,759)	(147,509)

Total shareholders’ equity	84,475	62,666

Total liabilities and shareholders’ equity	$107,388	$86,204

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2023	2024

Research and development, net	$20,890	$26,424	$27,020

Marketing expenses	974	1,924	2,349

General and administrative	10,272	7,332	6,673

Total operating loss	32,136	35,680	36,042

Financial expenses (income), net	1,606	(6,539)	(4,298)

Loss before taxes on income	33,742	29,141	31,744

Tax on income	20	16	6

Net loss	33,762	29,157	31,750

Net comprehensive loss	$33,762	$29,157	$31,750

Net loss per share, basic and diluted	$(0.53)	$(0.42)	$(0.45)

Weighted-average shares used in computing net loss per share, basic and diluted	63,534,875	69,377,922	69,927,566